Exhibit 17.1

My resignation

Ruth Patterson	October 29,2014

to Ira Shapiro,

Dear Ira,

I am writing to let you know that I am resigning my positions from Codesmart Holdings, Inc. as a member of the board of directors and as Chief Operating Officer. My resignation is effective upon the filing of the form 8K.  As the 60% holder of the stock voting power of Codesmart Holdings, Inc., I am submitting this resignation to you.

I’ve done my best to keep the company moving in a positive direction, even after you were indicted in July.  The events of last week have shown me clearly that I am unable to continue working on behalf of the students and physicians for which we created this program to service.

I regret that my efforts to bring about a smooth transition were met with resistance, and find that I am no longer willing to negotiate any further compromise.

I wish you the best

/s/ Ruth Patterson

Ruth Patterson, CHI